Exhibit 99.2

February 9, 2021

Ecopetrol S.A.

Cra. 13 No. 36-24

Edificio Principal, Piso 7

Bogotá, D.C., Colombia

Dear Sirs:

Sproule International Limited (“Sproule”) has been engaged by Hocol S.A (“Hocol” or the “Company”) to evaluate the proved, probable, and possible reserves in 9 blocks (16 fields) in Colombia, as of December 31, 2020, and to prepare a report as to its findings (the “Report”). The Report is compliant with the United States Securities Exchange Commission (SEC) definitions and disclosure guidelines. Hocol S.A. is a wholly owned subsidiary of Ecopetrol S.A. The Report, completed on February 5, 2021 and presented herein, was prepared for public disclosure by Ecopetrol S.A. in filings made with the SEC in accordance with the disclosure requirements set forth in the SEC regulations.

Ecopetrol S.A. has represented that the properties evaluated by Sproule for Hocol account for one (1) percent of Ecopetrol’s net total Barrel of Oil Equivalent (“BOE”) proved reserves as of December 31, 2020.

Estimates of Reserves

Reserves estimates included in this report are expressed as net oil reserves. Net oil reserves are defined as the portion of the gross reserves to be produced from the 9 blocks (16 fields) evaluated by Sproule after December 31, 2020 attributable to the interests owned by Ecopetrol after deducting all interests owned by others, including royalties in kind. As regulated by the ANH, all royalties associated to the properties reported herein were considered as a cash payment and not deducted from the net gas reserves.

140 Fourth Avenue SW, Suite 900

Calgary, AB, Canada T2P 3N3

Sproule.com

T +1 403 294 5500 F +1 403 294 5590 TF +1 877 777 6135

The reserves estimates for the properties contained herein were obtained using a variety of estimation methods: volumetric, performance, analogy or a combination of performance and volumetric methods. The following table summarizes the approximate percentage of the net reserves estimated by each of these methods.

Approximate Percent of Net Proved Reserves Estimated by Method
	Gas		Liquid Hydrocarbons
Method	Developed	Undeveloped	Developed	Undeveloped
Volumetric	0	0	0	0
Performance	100	0	100	0
Analogy	0	0	0	0
Combination	0	100	0	100

Sproule’s estimates of Ecopetrol S.A.’s net proved reserves, attributable to the properties contained in this report, were based on the definitions of proved reserves as promulgated by the SEC and are summarized as follows, expressed in millions of barrels (MMbbl) and millions of cubic feet (MMcf):

Estimates of Ecopetrol S.A.'s Net Reserves by Sproule As of December 31, 2020
	Proved
Net Remaining Reserves	Developed	Undeveloped	Total Proved
Light and Medium Crude Oil (Mbbl)	8,080.4	5,107.8	13,188.2
Conventional Natural Gas (Solution Gas) (MMcf)	3,178	0	3,178
Gas Consumed in Operations (MMcf)	8,303	10,904	19,207

Accuracy and Reliance on Data

All historical production, revenue and expense data, product prices, and other data that were obtained from the Company were accepted as represented, without further investigation by Sproule. According to the contract, the Company provided all the information required, such as the needed information and documents to ensure that Sproule would be able to complete the consulting services. Sproule is not responsible for the veracity and integrity of the information provided by the Company to execute the consultancy, which has been used in the generation of the evaluation results.

The accuracy of reserves estimates and associated economic analysis is, in part, a function of the quality and quantity of available data and of engineering and geological interpretation and judgment. Given the data provided at the time this letter was prepared, the estimates presented herein are considered reasonable. However, they should be accepted with the understanding that reservoir and financial performance subsequent to the date of the estimates may necessitate revision. These revisions may be material.

Sproule International Limited	- 2 -	February 9, 2021

Maintenance, capital, abandonment, decommissioning and reclamation (“ADR”) cost estimates, as supplied by the Company, were accepted by Sproule as represented. No further investigation was undertaken by Sproule.

Evaluation Standards

This report has been prepared by Sproule using current geological and engineering knowledge, techniques and computer software. It has been prepared within the Code of Ethics of the Association of Professional Engineers and Geoscientists of Alberta (“APEGA”). This report was prepared in accordance with the guidelines and standards of the PRMS and the SEC regulations.

Hydrocarbon Prices

Constant prices were used in the economic evaluation and are based on the unweighted arithmetic average of the first-day-of-the month price for each of the 12 months preceding the effective date, as per SEC price parameters guidance. Hocol provided to Sproule the prices to be used in the evaluation. The benchmark prices used in this evaluation are as follows:

Oil:
	Brent	43.41 USD/bbl

Gas:
	Henry Hub	2.14 USD/MMBtu

Appropriate adjustments have been made to the constant oil prices to account for quality and transportation. These adjustments have been made and are presented at the field level.

Gas prices are based on gas sales contracts, and only applies to the sales gas volumes. A summary of the realized prices used in the evaluation was provided in the detailed final report.

Forward-Looking Statements

The evaluation process involves modeling to reasonably predict future outcomes. Inherent in the modeling process however are limitations which may indirectly affect the forecast of future events.

This report contains forward-looking statements including expectations of future production revenues and capital expenditures. Information concerning reserves may also be deemed to be forward-looking as estimates involve the implied assessment that the reserves described can be profitably produced in the future. These statements are based on current expectations that involve a number of risks and uncertainties, which could cause actual results to differ from those anticipated. These risks include, but are not limited to: the underlying risks of the oil and gas industry (i.e., corporate commitment, regulatory approval, operational risks in development, exploration and production); potential delays or changes in plans with respect to exploration or development projects or capital expenditures; the uncertainty of reserves estimations; the uncertainty of estimates and projections relating to production; costs and expenses; health, safety and environmental factors; commodity prices; and exchange rate fluctuation.

Sproule International Limited	- 3 -	February 9, 2021

Standards of Independence and Professional Qualifications

Sproule is an independent petroleum engineering consulting firm that has been providing petroleum engineering consulting services in Canada and throughout the world since 1950. Our head office is located in Calgary, Alberta, Canada. In addition to having technical offices in Mexico City, Mexico, and The Hague, Netherlands, we also have commercial representation offices in Rio de Janeiro, Brazil.

Sproule does not have any financial interest, including stock ownership, in Ecopetrol S.A. The fees paid by the Company to Sproule, nor the award of the contract to complete this work, were not contingent on the results of the evaluation.

The professional qualifications of the technical person primarily responsible for reviewing and approving the reserves evaluation of the properties contained herein, are included as an attachment to this letter.

Sincerely,

SPROULE INTERNATIONAL LIMITED
Alberta Permit to Practice number P06151

/s/ Gary Finnis, P.Eng
Gary Finnis, P.Eng
Senior Manager

Sproule International Limited	- 4 -	February 9, 2021

February 9, 2021

Professional Qualifications of Primary Technical Person

The Conclusions presented in this report are the result of technical analysis conducted by teams of geoscientists and engineers from Sproule International Limited. Gary R. Finnis was the primary technical person responsible for overseeing the independent estimation of reserves, future production and income to render the audit conclusions of the report presented herein.

Mr. Finnis, an employee of Sproule International Limited since 2003 is the Senior Manager, Engineering of Sproule and is also responsible for leading the development and execution of Sproule’s long term strategy and for driving process improvements and efficiencies in project management to optimize profitability.

Mr. Finnis earned a Bachelor of Science degree in Civil Engineering in 1998. He is a registered Professional Engineer and Responsible Member with the Association of Professional Engineers and Geoscientist of Alberta (APEGA), and the Society of Petroleum Engineers (SPE).

In addition to gaining experience and competency through prior work experience, APEGA requires a minimum amount of professional work hours, attendance at industry conferences, as well as professional development courses and seminars, and mentoring of junior staff in order to maintain Professional Engineer status.

Based on his educational background, professional training, and more then 18 years of practical experience in the estimation and evaluation of petroleum reserves, Mr. Finnis has attained the professional qualifications required as a Reserves Estimator and Reserves Auditor set fourth in the Petroleum Resources Management System (latest version June 2018).

Sincerely,
Sproule International Limited
APEGA P06151

/s/ Gary R. Finnis, P.Eng.
Gary R. Finnis, P.Eng.
Senior Manager, Engineering
140 Fourth Avenue SW, Suite 900 Calgary, AB, Canada T2P 3N3 Sproule.com T +1 403 294 5500 F +1 403 294 5590 TF +1 877 777 6135